中国石油天然气股份有限公司 PetroChina Company Limited

July 25, 2022

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	PetroChina Company Limited (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2020
Form 20-F for the Fiscal Year Ended December 31, 2021
Response dated April 29, 2022
File No. 1-15006

Dear sirs,

On behalf of the Company, I acknowledge receipt by the Company of your letter dated July 13, 2022 (the “Comment Letter”) with respect to the above-referenced filings.

The Company is working to respond to the Comment Letter; however, it will need additional time to collect the requested information and prepare the responses. We respectively request an extension of the deadline to respond to the Comment Letter to August 31, 2022. We are grateful for your accommodation in this matter.

Should you have any question to this request, please do not hesitate to contact me at hko@petrochina.com.hk or +852.2899.2010.

Very truly yours,

/s/ Fang Wei
Name: Fang Wei
Title: Alternative Authorized Representative

cc: Via E-mail

Hua Wang, CFO and Secretary to the Board of Director

PetroChina Company Limited

Unit 3705, Tower Two, Lippo Centre, No. 89 Queensway, Hong Kong

香港金钟道 89 号力宝中心第二座 3705 室

Phone 电话： (852) 2899-2010 Fax 传真：(852) 2899-2390

E-mail 电邮： hko@petrochina.com.hk